SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 11, 2015	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2015 RESULTS

1Q15 Highlights (as compared to 4Q14):

•	Net Revenue Was US$167.0 Million Compared to US$185.5 Million

•	Gross Profit Was US$38.8 Million Compared to US$46.7 Million

•	Gross Margin Was 23.3% Compared to 25.2%

•	Operating Profit Was US$27.8 Million Compared to US$37.2 Million

•	Net Earnings of US$0.42 Per Basic Common Share and US$0.42 Per Diluted Common Share Compared to US$0.65 Per Basic Common Share and US$0.64 Per Diluted Common Share

•	Generated US$3.7 Million of Free Cash Flow after US$32.3 Million of CapEx

•	Reduced Net Debt by US$7.1 Million

•	Repurchased 0.5 million shares

•	Retained Balance of Cash and Cash Equivalents at US$518.4 Million compared to US$488.6 Million

Hsinchu – 5/12/2015 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the first quarter ended March 31, 2015. All U.S. dollar figures in this release are based on the exchange rate of NT$31.24 against US$1.00 as of March 31, 2015.

Net revenue for the first quarter of 2015 was NT$5,218.1 million or US$167.0 million, a decrease of 10.0% from NT$5,796.4 million or US$185.5 million in the fourth quarter of 2014 and an increase of 4.6% from NT$4,989.0 million or US$159.7 million for the same period in 2014. This is in-line with the Company’s guidance, which called for revenue to decrease approximately 8% to 12%, as compared to the fourth quarter of 2014.

Net income for the first quarter of 2015 was NT$377.6 million or US$12.1 million, and NT$13.23 or US$0.42 per basic common share and NT$12.96 or US$0.42 per diluted common share, as compared to net income for the fourth quarter of 2014 of NT$589.1 million or US$18.8 million, and NT$20.31 or US$0.65 per basic common share and NT$19.88 or US$0.64 per diluted common share, and compared to net income in the first quarter of 2014 of NT$331.1 million or US$10.6 million, and NT$11.14 or US$0.36 per basic common share and NT$10.87 or US$0.35 per diluted common share.

The unaudited consolidated financial results of ChipMOS for the first quarter ended March 31, 2015 included the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., ThaiLin Semiconductor Corp. (“ThaiLin”) and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “The first quarter developed as expected and was in-line with our prior guidance. This is normally a seasonal lower quarter for the industry, with the volumes typically ramping as we move into the second half of the year. Demand strength continued for large panels in our LCD driver business, which was offset by seasonally softer demand in our small panel LCD drivers and in memory products. In memory, revenue in our DRAM business, led by softness in commodity DRAM demand, decreased 12.6% in the first quarter compared to the prior quarter. Our flash business, including Mask ROM, declined approximately 27.0% over prior quarter. Revenues from mixed-signal and gold bumping remained flat. One bright spot was our WLSCP revenue, which grew 10.9% in the first quarter compared to the fourth quarter. Reflecting the seasonally lower demand level, our overall capacity utilization rate declined to 72% in the first quarter compared to 81% in the prior fourth quarter and 77% in the same period last year. Based on our outlook, we expect weakness from the first quarter to carry over to the second quarter. We will continue to act conservatively with regards to our inventory management, CapEx spending and our operating expenses. This is evidenced by our commitment and success at lowering our debt levels and fortifying our cash position and balance sheet. We remain optimistic about our business focus and growth strategy, our CapEx plan and our continued corporate streamlining initiatives.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “The positive operating leverage in our business is seen by our gross margin which held at 23.3% on the lower quarterly revenue. We ended the first quarter with US$518.4 million in cash and cash equivalents, after generating US$66.2 million in cash from operations. As a result, we improved our net debt to equity ratio to -52.3% as of March 31, 2015 compared to -50.8% at the end of 2014, with a net cash balance of US$244.8 million as of March 31, 2015. This is after we reduced our net debt by another US$7.1 million during the first quarter and after US$32.3 million of CapEx in the quarter. On April 22, 2015, all of the necessary regulatory approvals for ThaiLin merger were rendered with no further comments. The effective date of ThaiLin merger is expected to be on June 17, 2015. This gives us added confidence as we move through the year, and pursue both corporate growth opportunities and catalysts around our restructuring efforts that can build further shareholder value.”

Selected Operation Data

	1Q15		4Q14
Revenue by segment
Testing		23%		22%
Assembly		31%		36%
LCD Driver		26%		25%
Bumping		20%		17%

Utilization by segment
Testing		68%		74%
Assembly		64%		80%
LCD Driver		78%		89%
Bumping		82%		81%
Overall		72%		81%

CapEx	US$	32.3 million	US$	50.7 million
Testing		24%		9%
Assembly		17%		25%
LCD Driver		50%		55%
Bumping		9%		11%

Depreciation and amortization expenses	US$	23.4 million	US$	22.8 million

Condensed consolidated statements of cash flows	Period ended Mar. 31, 2015 US$ million	Period ended Mar. 31, 2014 US$ million
Net cash generated from (used in) operating activities	66.2	45.4
Net cash generated from (used in) investing activities	(58.5)	(34.8)
Net cash generated from (used in) financing activities	22.0	(44.7)
Net increase (decrease) in cash and cash equivalents	29.7	(34.1)
Effect of exchange rate changes on cash	0.1	0.0
Cash and cash equivalents at beginning of period	488.6	428.1
Cash and cash equivalents at end of period	518.4	394.0

Second Quarter 2015 Outlook

The Company expects second quarter of 2015 revenue to be flat to down in the low single digits as compared to the first quarter of 2015. The Company expects gross margin on a consolidated basis to be in the range of approximately 20% to 24% for the second quarter of 2015. The Company anticipates depreciation and amortization expenses for the second quarter of 2015 to be approximately US$24 million. Operating expenses are expected to be approximately 6% to 8% of revenues in the second quarter of 2015. The Company expects CapEx spending to be approximately US$28 million in the second quarter of 2015, with CapEx spending for the full year 2015 to be less than US$125 million. The total number of the Company’s outstanding common shares at the end of the second quarter of 2015 is expected to be approximately 29 million.

Investor Conference Call / Webcast Details

ChipMOS will review detailed first quarter 2015 results on Monday, May 11, 2015 at 7:00 PM Eastern Time (7:00 AM Taiwan time, Tuesday, May 12, 2015). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 13606725.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on TWSE under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2015, Dec. 31, and Mar. 31, 2014

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2014
	USD	USD	USD
Revenue	167.0	185.5	159.7
Cost of revenue	(128.2)	(138.8)	(128.1)

Gross profit	38.8	46.7	31.6

Other operating income	0.8	3.1	0.6
Research and development expenses	(5.5)	(5.6)	(5.5)
Sales and marketing expenses	(0.8)	(0.7)	(0.9)
Administrative and general expenses	(5.5)	(6.3)	(5.6)
Other operating expenses	0.0	(0.0)	(0.5)

Operating profit	27.8	37.2	19.7

Non-operating income (expenses), net	(1.0)	5.3	3.8

Profit (loss) before tax	26.8	42.5	23.5

Income tax benefit (expense)	(4.9)	(10.3)	(8.3)

Profit (loss) for the year	21.9	32.2	15.2

Attributable to:
Equity holders of the Company	12.1	18.8	10.6
Non-controlling interests	9.8	13.4	4.6

	21.9	32.2	15.2

Profit (loss) for the year	21.9	32.2	15.2
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(0.2)	0.8	0.1
Net actuarial losses	—	(0.5)	—
Income tax effect	—	0.1	—

Total other comprehensive income (loss)	(0.2)	0.4	0.1

Total comprehensive income (loss)	21.7	32.6	15.3

Attributable to:
Equity holders of the Company	12.0	19.0	10.6
Non-controlling interests	9.7	13.6	4.7

	21.7	32.6	15.3

Earnings (loss) per share attributable to the Company - basic	0.42	0.65	0.36

Shares outstanding (in thousands) - basic	28,549	29,003	29,727

Net income (loss) attributable to the Company - diluted	12.1	18.8	10.6

Earnings (loss) per share attributable to the Company - diluted	0.42	0.64	0.35

Shares outstanding (in thousands) - diluted	29,125	29,627	30,467

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.24 against US$1.00 as of Mar. 31, 2015. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2015, Dec. 31, and Mar. 31, 2014

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2014
	NTD	NTD	NTD
Revenue	5,218.1	5,796.4	4,989.0
Cost of revenue	(4,004.3)	(4,336.1)	(4,003.0)

Gross profit	1,213.8	1,460.3	986.0

Other operating income	24.9	96.4	19.2
Research and development expenses	(170.9)	(175.8)	(170.0)
Sales and marketing expenses	(25.5)	(23.3)	(27.3)
Administrative and general expenses	(172.7)	(193.6)	(176.1)
Other operating expenses	(0.5)	0.8	(15.6)

Operating profit	869.1	1,164.8	616.2

Non-operating income (expenses), net	(33.4)	165.5	118.6

Profit (loss) before tax	835.7	1,330.3	734.8

Income tax benefit (expense)	(151.9)	(323.2)	(258.9)

Profit (loss) for the year	683.8	1,007.1	475.9

Attributable to:
Equity holders of the Company	377.6	589.1	331.1
Non-controlling interests	306.2	418.0	144.8

	683.8	1,007.1	475.9

Profit (loss) for the year	683.8	1,007.1	475.9
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(6.9)	22.8	2.3
Net actuarial losses	—	(14.5)	—
Income tax effect	—	2.5	—

Total other comprehensive income (loss)	(6.9)	10.8	2.3

Total comprehensive income (loss)	676.9	1,017.9	478.2

Attributable to:
Equity holders of the Company	373.4	591.9	332.5
Non-controlling interests	303.5	426.0	145.7

	676.9	1,017.9	478.2

Earnings (loss) per share attributable to the Company - basic	13.23	20.31	11.14

Shares outstanding (in thousands) - basic	28,549	29,003	29,727

Net income (loss) attributable to the Company - diluted	377.6	589.1	331.1

Earnings (loss) per share attributable to the Company - diluted	12.96	19.88	10.87

Shares outstanding (in thousands) - diluted	29,125	29,627	30,467

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Mar. 31, 2015, Dec. 31, and Mar. 31, 2014

Figures in Million of U.S. dollars (USD) (1)

	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2014
	USD	USD	USD
ASSETS
Non-current assets
Available-for-sale financial assets	0.6	7.0	0.3
Investment in associates	10.2	—	—
Property, plant & equipment	440.7	432.0	404.3
Other non-current assets	10.2	10.1	10.3

Total non-current assets	461.7	449.1	414.9

Current assets
Inventories	56.5	54.6	48.1
Accounts and notes receivable	135.9	156.1	133.2
Short-term deposits	3.3	8.6	8.9
Other current assets	11.0	26.2	8.3
Cash and cash equivalents	518.4	488.6	394.0

Total current assets	725.1	734.1	592.5

Total assets	1,186.8	1,183.2	1,007.4

EQUITY AND LIABILITIES
EQUITY
Issued capital	1.1	1.1	1.1
Capital surplus	369.0	374.4	377.4
Treasury stock	—	(1.7)	—
Retained earnings	83.6	79.5	52.0
Other component of equity	14.5	14.6	14.1

Equity attributable to equity holders of the Company	468.2	467.9	444.6

Non-controlling interests	280.6	271.1	231.5

Total equity	748.8	739.0	676.1

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	185.0	146.0	95.0
Other non-current liabilities	18.7	18.8	18.8

Total non-current liabilities	203.7	164.8	113.8

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	47.6	76.2	40.3
Other current liabilities	98.1	98.3	74.0
Bank loans – current portion	48.4	48.3	72.4
Short-term bank loans	40.2	56.6	30.8

Total current liabilities	234.3	279.4	217.5

Total liabilities	438.0	444.2	331.3

Total equity and liabilities	1,186.8	1,183.2	1,007.4

Note:

(8)	All U.S. dollar figures in this release are based on the exchange rate of NT$31.24 against US$1.00 as of Mar. 31, 2015. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Mar. 31, 2015, Dec. 31, and Mar. 31, 2014

Figures in Million of NT dollars (NTD)

	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2014
	NTD	NTD	NTD
ASSETS
Non-current assets
Available-for-sale financial assets	18.5	217.7	8.6
Investment in associates	319.3	—	—
Property, plant & equipment	13,767.4	13,494.9	12,630.1
Other non-current assets	318.7	315.9	323.4

Total non-current assets	14,423.9	14,028.5	12,962.1

Current assets
Inventories	1,765.0	1,704.7	1,503.5
Accounts and notes receivable	4,247.2	4,876.7	4,162.9
Short-term deposits	102.7	269.4	277.3
Other current assets	342.4	819.1	258.8
Cash and cash equivalents	16,194.7	15,265.2	12,307.8

Total current assets	22,652.0	22,935.1	18,510.3

Total assets	37,075.9	36,963.6	31,472.4

EQUITY AND LIABILITIES
EQUITY
Issued capital	33.4	34.0	34.8
Capital surplus	11,526.9	11,695.2	11,789.2
Treasury stock	—	(52.5)	—
Retained earnings	2,611.6	2,483.5	1,625.6
Other component of equity	452.4	456.6	440.1

Equity attributable to equity holders of the Company	14,624.3	14,616.8	13,889.7

Non-controlling interests	8,767.5	8,470.2	7,233.2

Total equity	23,391.8	23,087.0	21,122.9

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	5,780.0	4,560.0	2,968.2
Other non-current liabilities	583.9	586.9	585.6

Total non-current liabilities	6,363.9	5,146.9	3,553.8

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	1,486.7	2,382.4	1,259.1
Other current liabilities	3,064.8	3,070.8	2,311.3
Bank loans – current portion	1,510.6	1,508.2	2,263.1
Short-term bank loans	1,258.1	1,768.3	962.2

Total current liabilities	7,320.2	8,729.7	6,795.7

Total liabilities	13,684.1	13,876.6	10,349.5

Total equity and liabilities	37,075.9	36,963.6	31,472.4